UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2010

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: February 11 2010	By:	/s/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

Company Secretariat

Issued by:	BHP Billiton Plc

To:	London Stock Exchange Australian Securities Exchange	cc:	New York Stock Exchange JSE Limited

Date:	10 February 2010

For Release:	Immediately

Contact:	Elizabeth Hobley +44 20 7802 4054

Notification of Major Interest in Shares

The following notification was received yesterday, 9 February 2010, by BHP Billiton Plc from Legal & General Group Plc relating to major interests in shares of BHP Billiton Plc.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia	BHP Billiton Plc Registration number 3196209 Registered in England and Wales

Registered Office: 180 Lonsdale Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

Telephone +61 1300 55 4757 Facsimile +61 3 9609 3015	Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	BHP Billiton Plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	Yes

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction and date on which the threshold is crossed or reached:	05 February 2010

6. Date on which issuer notified:	09 February 2010

7. Threshold(s) that is/are crossed or reached:	L&G (From 3% to 4%)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
Ordinary USD0.50	88,190,706 (As on 01/12/2009)		88,532,437	88,532,437		4.01%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
88,532,437	4.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) ( 88,532,437 - 4.01%= LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) ( 79,523,389 – 3.60%= PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) ( 79,523,389 – 3.60%= PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 2,207,007,544

14. Contact name:	Helen Lewis (LGIM)

15. Contact telephone number:	020 3124 3851